Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	Fiscal years ended June 30,
	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations before income tax expense and minority interest in subsidiaries	$4,405	$3,561	$2,755	$1,643	$(7,234)
Add:
Equity (earnings) losses from affiliates	(888)	(355)	(170)	344	7,782
Dividends received from affiliates	178	138	81	21	14
Fixed Charges (excluding capitalized interest and perpetual preference dividends)	910	845	797	747	832
Amortization of capitalized interest	44	48	40	35	35

Total earnings available for fixed charges	$4,649	$4,237	$3,503	$2,790	$1,429

Fixed charges:
Interest on debt and finance lease charges	$792	$737	$684	$674	$767
Capitalized interest	28	31	42	26	22
Perpetual preference dividends paid	—	10	27	27	27
Interest element on rental expense	118	108	113	73	65

Total fixed charges	$938	$886	$866	$800	$881

Ratio of earnings to fixed charges	5.0	4.8	4.0	3.5	1.6